Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

November 5, 2012

VIA EDGAR

Kevin Woody

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Network Alliance Ventures Inc. Amendment No. 2 to Registration Statements on Form S-1 Filed November 5, 2012 File No. 333-182596

Dear Mr. Woody:

Pursuant to the staff’s comment letter dated October 5, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 2 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on November 5, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

General

1. Please revise the registration statement to correct for typographical errors included in the document, including the number of selling shareholders and share numbers.

Company response: The Company has complied with this comment.

2. Please include the disclosure required by Item 509 of Regulation S-K or tell us why you believe you are not required to include it.

Company response: The Company has added the following disclosure to page 34:

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Prospectus as having prepared or certified any part of this Prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest exceeding $25,000, directly or indirectly, in the Company or any of its parents or subsidiaries. Nor was any such person connected with the Company or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

EXPERTS

The financial statements included in this Prospectus for the years ended December 31, 2011 and 2010 have been audited by GZTY CPA Group, LLC, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The Law Offices of Thomas E. Puzzo, PLLC, has acted as special counsel to the Company in connection with the registration and proposed sale and/or resale of the 25,100,500 shares of common stock at $0.15 per share.

Prospectus Cover Page

3. We have reviewed your response to comment 4 in our letter dated August 6, 2012. Some of the information that you removed from the cover page is required to be included on the cover page. Please revise and refer to Item 507 of Regulation S-K.

Company response: The Company has added the following disclosure to the prospectus cover page:

In the resale by certain selling stockholders, the selling stockholders will be offering our shares of common stock at a fixed price of $0.15 per share, for the duration of the offering, until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Each of the selling stockholders may be deemed to be an “underwriter” as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”).  The net proceeds to be received by the selling stockholders is $15,075, assuming that the selling shareholders sell all 100,500 shares they are collectively offering.

4. We note that you have included the “Subject to Completion” legend on the prospectus cover page. Please tell us if you have or intend to use the prospectus prior to the registration statement being declared effective.

Company response: The Company does not intend to use the prospectus prior to the registration statement being declared effective.

Dilution, page 17

5. We note your response to prior comment 7 detailing your calculation of net tangible book value as of June 30, 2012. Please tell us why you have excluded property and equipment, net from your calculation.

Company response: The Company has revised its calculation of net tangible book value as of June 30, 2012, which has been calculated by subtracting total liabilities and intangible assets from total assets, and diving the result by the number of issued and outstanding shares of common stock. In this case, $621,813 in total liabilities has been subtracted from $431,317 in total assets, the resulting amount of which is divided by 106,490,500 shares issued and outstanding, which results in a net tangible book value of ($0.001 per share). The Company accordingly revised its dilution table on page 17 of the Form S-1.

Description of Business, page 23

6. We have reviewed your response to comment 12 in our letter dated August 6, 2012 and reissue the comment in part. Please tell us if any offering proceeds will be used to repay the funds owed Mr. Rivera. If offering proceeds are to be used to discharge this indebtedness, please describe the use of proceeds of such indebtedness as it appears this debt was incurred within this past year. Please refer to Instruction 4 to Item 504 of Regulation S-K.

Company response: The Company has added the following disclosure to page 23: “None of the prospective $3,750,000 of offering proceeds from the 25,000,000 shares of common stock we are offering will be used to repay Mr. Rivera any of these loans.”

Our Website, page 24

7. We refer to your statement that you expected your voice calling and karaoke platforms to be operational in August 2012. Please update the prospectus to reflect the current status of these platforms. Alternatively, if you still rely on third party service providers for these website features, please tell us if you have entered into an agreement with such providers and whether or not any agreement is a material contract under Item 601(b) of Regulation S-K that should be filed as an exhibit to the registration statement.

Company response: The Company has disclosed on page 24 that it currently provides is own voice calling and karaoke services.

8. We note in your Use of Proceeds and Online Advertising sections that offering proceeds will be used to develop a global penny auctions feature. Please describe this feature in the prospectus.

Facilities, page 27

Company response: The Company has added the following disclosure to page 24:

EBID SERVICES

Our EBID services allow our members to open their own online stores on our website where they can sell items, receive payments, and manage the appearance of their store fronts, as they appear on our website.

We operate our EBID services by allowing our members to list items for sale to be purchased immediately, for sale to this highest bidder, or both. We plan to generate revenues through this service by charging sellers who use it a 10% sales commission for each item sold. Our members who use our EBID services can enter a length (in days) to list an item for sale, upload photos, categorize, set a price for immediate purchase (and bidding reserve), enter item location, provide a description, and purchase listing enhancements like bold, italic, highlighted, and/or pay to feature their listing. The item will be active until the time expires or until the quantity is sold, whichever comes first. While the item is being offered for sale, other site prospective purchasers will be able to either bid on the item or immediately purchase the item. After a purchaser has decided to purchase an item(s) with by way of bid, or when they are checking out by way of immediate purchase, our EBID services will ask the purchaser of the item for shipping information, any item configuration options, and direct to pay the seller. Payments are made by the purchase of the item through a gateway on our website. Once a purchaser has made payment, we charge the seller a 10% sales commission which we retain, and 90% of the sales price is directed to the seller.

Additionally, the Company has changed the description of its EBID services on pages 15 and 26 by changing the terms “penny action” to “EBID services.”

9. Please reconcile your disclosure that you do not own or rent any real property of offices with your financial information illustrating you own property with undepreciated cost totaling $150,000.

Company response: The Company has added the following disclosure to page 27: “We own real property located at 6233 Longmeadow St., Riverside, California 92505. The property consists of a 1,627, 3-bedroom family home located on a 3483 square-foot lot.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Plan of Operation, page 29

10. We note your response to prior comment 17. Please ensure consistent disclosures within your prospectus. Your response and updated disclosure indicate that you do not have sufficient cash on hand to fund ongoing operational expenses beyond 2 months; however you also disclose your ability to satisfy cash requirements through fiscal year ended December 31, 2012.

Company response: The Company has revised is disclosure on page 30 to change the text “2 months” to “December 31, 2012.”

Summary of Significant Accounting Policies, page 30

11. It does not appear that you have responded to prior comment 18. Please revise all references to accounting standards as the FASB Accounting Standards Codification became effective on July 1, 2009.

Company response: The Company has made the requested revision on page 30, changing the FASB reference to ACS 915, “Development Stage Entities.”

Security Ownership of Certain Beneficial Owners and Management, page 33

12. The number of share owned beneficially and percent of class owned by all officers and directors appears to be inaccurate based on Mr. Rivera’s holdings as listed in the table. Please revise.

Financial Statements, page F-1

Company response: The Company has corrected the disclosure for the total shares and percentage held on page 33.

General

13. We note discrepancies in your disclosure regarding your inception date. Please revise your document to ensure consistency.

Company response: The correct inception date is March 24, 2011, Alpha Network Alliance Ventures Inc., a Delaware corporation (prior to merger into and with the Company). The Company has corrected an incorrect inception date from March 31, 2011 to March 24, 2011.

14. Tell us why you have not included a report from your independent registered public accounting firm covering all periods presented.

Company response: The Company realized that only the accounting acquirer’s historical financial statements need to be presented in this report. Because the accounting acquirer, Alpha Network Alliance Ventures Inc., a Delaware corporation (prior to merger into and with the Company) commenced its operation only since March 24, 2011, it does not have historical financial statements prior to the year ended December 31, 2011. In this circumstance, our auditor’s report only covers the year ended December 31, 2011. The Company has revised its presentation of financial statements to remove the Daedalus’ financial statements for the year ended December 31, 2010.

15. We have reviewed your response to comment number 21. Please provide to us an analysis of the merger between Alpha Network Alliance Ventures and Daedalus supporting the determination of the transaction being recorded as a reverse merger. In addition, please ensure that your analysis addresses the reporting periods presented and which company’s historical financial information should be presented within the filing and to what extent you have complied with ASC 915.

Company response: On December 28, 2011, Daedalus Ventures, Inc. (or “Daedalus”) consummated a share exchange with Alpha Network Alliance Ventures Inc. (or “Alpha Network”), a Delaware private operating company at development stage pursuant to which Daedalus acquired 100% of the issued and outstanding capital stock of Alpha Network in exchange for 106,390,000 shares of Daedalus’ common stock par value $0.0001 (or “Common Stock”) issued to the then shareholders of Alpha Network, representing 100% of Daedalus’ issued and outstanding capital stock as of and immediately after the consummation of such share exchange transaction.

As a result of the consummation of the share exchange, on December 28, 2011, Daedalus acquired the business of Alpha Network. In accordance with ASC 805-40 and Topic 12 of the Financial Reporting Manual of the Commission’s Division of Corporate Finance, in the case of such a share exchange, Daedalus’ acquisition of the business of Alpha Network has resulted in the owners and management Alpha Network acquiring actual voting and operating control of the surviving company. The Commission’s staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction has been considered a reverse recapitalization, equivalent to the issuance of stock by Alpha Network for Daedalus’ net monetary assets, accompanied by a recapitalization. For accounting purpose, in a transaction like the one herein referred, which is accounted for as a reverse recapitalization, the legal acquire, Alpha Network, has been treated as the continuing reporting entity that acquired Daedalus (the legal acquirer). Furthermore, this and future reports that should be filed by Daedalus after the reverse recapitalization will parallel the financial reporting required under accounting principles accepted in the United States of American (“GAAP” or “US GAAP”), as if Alpha Network, the accounting acquirer, Daedalus’ legal successor in connection with Daedalus reporting obligation, as registrant, as of the date of the acquisition. Alpha Network, as the accounting acquirer, is considered, as of the date of the consummation of the share exchange, to be Daedalus’ predecessor as a registrant. The assets and liabilities of Alpha Network have been brought forward at their book value and no goodwill has been recognized.

This Report is being filed by Daedalus in compliance with the Commission’s guidance contained in Topic 12 of the Financial Reporting Manual of the Commission’s Division of Corporate Finance, pursuant to which Daedalus are required to file the information that would be required to be included in an annual report for Alpha Network for the latest year end. Because the share exchange was consummated on December 28, 2011 and Alpha Network does not have any historical financial statements prior to the year ended December 31, 2011, only the annual financial statements for the year ended December 31, 2011 were presented without any further historical information. This Report also included the information of Alpha Network for the quarters ended March 31, 2012 and June 30, 2012 that would have been included in a quarterly report on Form 10-Q for Alpha Network.

Through the share exchange, Daedalus ceased to be a shell company as that term is defined in Rule 12b-2 under the Exchange Act and are now engaged in the business of building and operating a social networking software application and other internet driven applications.

Unless otherwise expressly stated, all information contained in this Report relates to exclusively to the business, operations and financial condition of newly acquired Alpha Network.

ASC 915 indicates that, a company is in development stage, if it devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exists: (a) planned principal operations have not commenced; (b) planned principal operations have commenced, but there has been no significant revenue therefrom. Alpha Network Alliance Ventures Inc. is considered as a company in development stage because it devotes substantially all of its efforts to build and operate a social networking software application and other internet driven applications, but there has been no revenue therefrom.

Per ASC 915, financial statements issued by a development stage company shall present financial position, results of operations, and cash flows in conformity with the generally accepted accounting principles (GAAP) that apply to established operating entities and shall include the additional information.

According to ASC 915, the basic financial statements to be presented shall include a balance sheet, which shall report any cumulative net losses with a descriptive caption such as deficit accumulated during the development stage in the shareholder equity section.

The basic financial statements to be presented shall also include a statement of shareholder equity, showing from the entity's inception all of the following:

a. For each issuance, the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration.

b. For each issuance, the dollar amounts (per share or other equity unit and in total) assigned to the consideration received for shares of stock, warrants, rights, or other equity securities. Dollar amounts shall be assigned to any noncash consideration received.

c. For each issuance involving noncash consideration, the nature of the noncash consideration and the basis for assigning amounts.

The basic financial statements to be presented shall also include an income statement, showing amounts of revenue and expenses for each period covered by the income statement and, in addition, cumulative amounts from the entity's inception. For a dormant entity that is reactivated to undertake development stage activities, the disclosure of cumulative amounts shall be from inception of the development stage.

The Company has followed the ASC 915 guidance stated above and have included the required information in its balance sheet, statement of shareholders’ equity, and income statements.

Part II

Recent Sales of Unregistered Securities, page II-2

16. Please include the amount of consideration paid by the nine stockholders who acquired their shares in unregistered transactions between April 11-26, 2012. Please refer to Item 701 of Regulation S-K.

Company response: The Company has disclosed the purchase price of $.10 per share for aggregate sales proceeds of $10,050 for the nine stockholders on page II-2.

Exhibit 5.1

17. We note the change in number of shares being sold by selling shareholders from 100,050 to 100,500 shares. The legal opinion filed on July 20, 2012 only covers the sale of 100,050 shares by the selling shareholders. Please file an updated legal opinion for all shares being registered.

Company response: The Company has filed an updated legal opinion covering 100,500 shares as Exhibit 5.1

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo